[Letterhead of Odyssey Re Holdings Corp.]
February 8, 2006
BY EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549, Mail Stop 6010

Attn:	Mr. Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Odyssey Re Holdings Corp. Form 10-K for the fiscal year ended December 31, 2004 (“2004 10-K”) File No. 1-16535
Dear Mr. Rosenberg:
     Odyssey Re Holdings Corp. (“OdysseyRe” or the “Company”), a corporation incorporated under the laws of the State of Delaware, acknowledges receipt of the comment letter dated December 23, 2005 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above-captioned filing, and hereby submits this response to the Comment Letter. For ease of reference, the text of the comments in the Comment letter is included in this response letter in bold-faced type, followed by OdysseyRe’s responses. Where additional disclosure is provided below, the Company intends to include such revised disclosure with respect to financial periods covered by its Form 10-K and Form 10-Q, as applicable, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.
RESPONSES TO STAFF COMMENTS
Form 10-K for fiscal year ended December 31, 2004
Management’s Discussion and Analysis
Revenues and Expenses, page 45-47

1.	We note that you have provided a limited discussion of the methodology for determining critical accounting estimates for gross premiums written, acquisition costs and reserves for unpaid losses and loss adjustment expenses. This disclosure should provide investors with a fuller understanding of the uncertainties in applying your critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. Please provide us information in disclosure type format about the uncertainties in applying these accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.

Response: The comment is noted and we intend to provide additional disclosure within the Company’s MD&A, updated for 2005, as follows:

Disclosure:

Premiums:

The difference between estimates and the actual accounts received may be material as a result of different reporting practices by ceding company across geographic locations. Estimates may be subject to material fluctuations on an individual contract level compared to the actual information received, and any differences are recorded in the respective financial period in which they become known. Since the assumptions used to determine the estimates are reviewed quarterly and compared to the information received during the quarter, the variance in the aggregate estimates compared to the actual information when received is minimized. In addition, during the quarter’s review of these contracts, any change in original estimate compared to the new estimate is reflected in the appropriate financial period.

In any specific financial period, the original estimated premium for a specific contract may vary from actual premium reported through the life of the contract by up to 10% to 15% due to the reporting patterns of the ceding companies and in some cases, movements in foreign exchange rates over the period. However, historically, the final reported premium compared to the original estimated premium have deviated by smaller amounts.

Loss and LAE Reserves:

A critical accounting policy for the Company is the determination of its loss and LAE reserves. The Company’s loss and LAE reserves, for both reported and unreported claims obligations, are maintained to cover its estimated ultimate liability for all insurance and reinsurance contract obligations. These reserves are estimates based on all information available to the Company. Reserve estimates are reevaluated quarterly to reflect newly available information. The major factors management considers in setting its estimate of loss and LAE reserves include: (i) premiums earned, which represents the Company’s basis for measuring exposure to claims; (ii) pricing information compiled from business written in current and prior years; (iii) actuarial reserving methods, which rely on Company historical paid and case reserve loss emergence patterns and insurance and reinsurance pricing trends to establish future periods’ emergence with respect to reported and unreported insured events that have occurred on or before the balance sheet date; (iv) current interpretations of contractual coverage issues; and (v) economic conditions. Based on the factors considered, management believes adequate provision has been made for the Company’s ultimate liability as of December 31, 2004. Actual results may vary substantially from the Company’s estimate of loss and LAE, which will affect income in the period in which the change in reserves is made. Historically, actual results have varied considerably from the Company’s estimates of losses and LAE. For calendar years ending 2001 through 2004, the impact of changes in loss and LAE estimates impacted income by $23 million, $66 million, $117 million, and $181 million, respectively. Any future impact to income of changes in losses and LAE estimates may also vary considerably from historical experience. Also see Item 1 of Notes to the Consolidated Financial Statements.
2.	Disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions are consistent with the objective of Management’s Discussion and Analysis. We believe that your disclosure of your reserve methodology and related key assumptions could be improved. Please provide us the following information in disclosure type format for each of your lines of business.

Response: The comments are noted and we intend to provide additional disclosure within the Company’s MD&A as shown below. The Company analyzes its reserves across geographic region and time periods in which the business was written. Liabilities are accrued for unpaid losses and loss adjustment expenses based on estimates of the ultimate amounts payable for liabilities associated with business written by the Company.
•	In calculating your case reserves, you appear to determine your ultimate liability based on ceding company reserves as adjusted by your claims staff. Your “necessary reliance” on the reserve practices of ceding companies is complicated by the different methods used by these companies. Provide a more specific description of this process, including the actuarial methods and key assumptions used, the degree of variation in ceding company reserve practices and the frequency and magnitude of adjustments made by your claim staff.

Response/Disclosure: The Company relies on claims reports received from ceding companies to establish its estimate of loss and LAE. The types of information the Company receives from ceding companies generally vary by the type of contract. Proportional or quota share contracts are generally reported on a quarterly basis providing premium and loss activity as estimated by the ceding company. Cedant reporting for excess of loss and facultative contracts includes detailed individual claim information, including a description of the injury, confirmation of liability by the cedant, and the cedant’s current estimate of the ultimate liability under the claim. Reported claims are in various stages of the settlement process. Each claim is settled individually based on its merits and certain claims may take several years to ultimately settle, particularly where legal action is involved. Based on an assessment of the circumstances supporting the claim, the Company may choose to establish additional case reserves over the amount reported by the ceding company. Aggregate case reserves established in addition to reserves recommended by the ceding company were $26,464,619 at December 31, 2004. Due to potential differences in ceding company reporting practices, the Company performs periodic audits of its ceding companies to ensure the underwriting and claims procedures of the cedant are consistent with representations made by the cedant during the underwriting process and meet the terms of the contract.
•	In calculating your IBNR reserves, you use generally accepted actuarial techniques. Provide a more specific description of this process, including the actuarial methods and key assumptions used.

Response: The comment is noted and responsive disclosure has been included in the Company’s response hereinbelow.
•	Subsequently, you adjust this initial IBNR calculation based on “subjective considerations and managerial judgment.” Expand your disclosure to describe more specifically and quantify the basis for such adjustments, such as emerging trends in claims frequency and severity, litigation and legislative changes, for each period presented. Describe what specific factors led management to believe the recorded amount rather than any other amount represented the best estimate of your ultimate liability.

Response: The comment is noted and responsive disclosure has been included in the Company’s response hereinbelow. Disclosure will be updated for events and circumstances in 2005.

•	You do not disclose the sensitivity of your most recent reserve estimates to changes in key assumptions, such as claims frequency and severity. Provide this information in disclosure type format and link it to your explanation of changes in prior year reserve estimates.

Response/Disclosure: The Company relies on the underwriting and claim information provided by the ceding companies to compile its analysis of losses and loss adjustment expenses. This data is aggregated by geographic region and type of business to facilitate analysis. We calculate incurred but not reported loss and loss adjustment expense reserves (IBNR) using generally accepted actuarial reserving techniques to project the ultimate liability for losses and loss adjustment expenses. IBNR includes provision for losses incurred but not yet reported to the Company as well as anticipated additional emergence on claims already reported by the ceding companies. The actuarial techniques for projecting loss and LAE reserves rely on historical paid and case reserve loss emergence patterns and insurance and reinsurance pricing trends to establish future periods’ emergence with respect to all reported and unreported insured events that have occurred on or before the balance sheet date. The process relies upon the assumption that past experience, supplemented by qualitative judgment where quantitative methods provide incomplete results, is an appropriate basis for predicting future events. The estimation of loss reserves is a complex process, especially in view of changes in the legal and social environment which impact the development of loss reserves, and therefore quantitative techniques frequently have to be supplemented by qualitative assessments by management. These qualitative assessments may be required where emerging trends in claims frequency and severity, litigation, social and legislative changes are not able to be fully contemplated by quantitative techniques.
•	Provide more precise insight into the existence and effects on future operations and financial condition of known trends, including claim frequency and severity. Link this discussion to liquidity and capital resources.

Response/Disclosure: Estimates of reserves for unpaid losses and loss adjustment expenses are contingent upon legislative, social, economic and legal events that may occur in the future affecting assumptions of claims frequency and severity. The eventual outcome of these events may be different from the assumptions underlying the Company’s reserve estimates. In the event that loss trends diverge from expected trends, the Company adjusts its reserves to reflect the additional actual emergence which is known during the period. On a quarterly basis, the Company compares actual emergence of the total value of newly reported claims, including those claims that have been anticipated and those that are unexpected. Actual emergence is compared to the total value of claims expected to be reported during the period and the cumulative value since the date of the Company’s last reserve review. Variation in actual emergence from expectations may result in a change in losses and LAE reserves. Any adjustments will be reflected in the periods in which they become known, potentially resulting in adverse effects to the Company’s financial results. Changes in expected claim payment rates, which represent one component of losses and LAE emergence, may impact the Company’s liquidity and capital resources as discussed elsewhere herein.

The expectation of reported loss emergence in the period is based on all information available to management as of the prior annual review period (December 31, 2003), and is updated for new information that is received through 2004.
•	For your longer tail businesses with claims for environmental or asbestos-related illnesses, workers compensation and other highly uncertain exposures, please provide more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. You should consider, but not be limited to, the following information:
•	the number of claims pending at each balance sheet date;
•	the number of claims reported for each period presented;
•	the number of claims dismissed, settled, or otherwise resolved for each period;
•	the nature of the claims including relevant characteristics of the claimant population (e.g. involves a large number of relatively small individual claims of a similar type);

•	the total settlement amount for each period;
•	the cost of administering the claims;
•	emerging trends that may result in future reserve adjustments; and
•	if management is unable to estimate the possible loss or range of loss, a statement to that effect.
Response: As a reinsurer, the Company does not have access to information regarding the number of individual claims of the cedant that may be subject to its contracts. In many cases, ceding companies submit claim notices that reflect the aggregation of individual claims which are covered. The Company is not always provided with specific information on individual claims. In addition, there could be several claim instances under a single contract, which would make the current number of claims misleading as to the Company’s potential future exposure. A significant source of uncertainty in the ultimate value of asbestos losses has been the number of newly reported claims. The comments are noted and additional disclosure is provided below.

Disclosure: The Company has exposure to asbestos and environmental pollution damage claims on policies written prior to the mid 1980s. Exposure arises from reinsurance contracts under which the Company has assumed liabilities, on an indemnity or assumption basis, from ceding companies, primarily in connection with general liability insurance policies issued by such ceding companies. The Company’s estimate of its ultimate liability for such exposures includes case basis reserves and a provision for liabilities incurred but not reported. Case basis reserves are a combination of reserves reported to the Company by ceding companies and additional case reserves determined by the Company. In estimating losses and LAE reserves for this exposure, the Company relies on information that reflects claim projections based on historical loss emergence and completion factors supplied from industry sources.

Estimation of ultimate liabilities is unusually difficult due to several significant issues surrounding asbestos and environmental exposures. Among the issues are: (i) the long period between exposure and manifestation of an injury; (ii) difficulty in identifying the sources of asbestos or environmental contamination; (iii) difficulty in allocating responsibility or liability for asbestos or environmental damage; (iv) difficulty in determining whether coverage exists; (v) changes in underlying laws and judicial interpretation of those laws; and (vi) uncertainty regarding the identity and number of insureds with potential asbestos or environmental exposure.

Several additional factors have emerged in recent years regarding asbestos exposure that further compound the difficulty in estimating ultimate losses for this exposure. These factors include: (i) continued growth in the number of claims filed due to a more aggressive plaintiffs’ bar; (ii) an increase in claims involving defendants formerly regarded as peripheral; (iii) growth in the use of bankruptcy filings by companies as a result of asbestos liabilities, which companies in some cases attempt to resolve asbestos liabilities in a manner that is prejudicial to insurers; (iv) concentration of claims in states with laws or jury pools particularly favorable to plaintiffs; and (v) the possibility that states or the U.S. Congress may enact legislation regarding asbestos litigation reform.

The Company believes that these uncertainties and factors make projections of these exposures, particularly asbestos, subject to less predictability relative to non-environmental and asbestos exposure. Current estimates of the Company’s asbestos and environmental losses and LAE, net of reinsurance, are $50.7 million and $19.0 million respectively. See Note 16 to the Consolidated Financial Statements for additional historical information on losses and LAE reserves for these exposures.

In the event that loss trends diverge from expected trends, the Company may have to adjust its reserves for asbestos and environmental exposures accordingly. Any adjustments will be reflected in the periods in which they become known, potentially resulting in adverse effects on the Company’s financial results. Management believes that the recorded estimates represent the best estimate of unpaid losses and loss adjustment expenses based on the information available at the time of the estimate. Due to the uncertainty involving estimates of ultimate asbestos and environmental exposures, management does not attempt to produce a range around its best estimate of loss.
3.	We note that you have significantly revised your estimate of loss reserves recorded in prior years. For each line of business, please provide the following information to us in disclosure type format.
•	Identify the changes in key assumptions you made to estimate the reserve since the previous reporting date.

•	Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

•	Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods. Explain why you made prior year adjustments in successive periods to the same book of business (e.g. reserve inadequacies for casualty business written in 1997-2000).

•	Describe any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average amount per claim outstanding, and any other trends, necessary to understand the change in estimate. Explain the rationale for a change in estimate that does not correlate with trends.

Response: The increases in the ultimate value of loss reserves are primarily driven by unreported claims that have not been anticipated and to a lesser extent, the greater cost of settling claims once they have been reported. In many cases, ceding companies submit claim notices that reflect the aggregation of individual claims that are covered under the respective contract. As a result, OdysseyRe is not provided with specific information as to the number of outstanding claims and average settlement amounts. The comments are noted and we intend to provide additional disclosure within the Company’s MD&A as shown below.

Disclosure: Losses and LAE for the year ended December 31, 2004 include a $181.2 million provision for an increase in losses and LAE principally related to U.S. casualty classes of business written in 2001 and prior. The U.S. casualty classes of business principally include general liability, professional liability and excess workers compensation. The Company increased its estimate of the ultimate losses attributable to these exposures based on additional information becoming available to the Company in 2004. On a quarterly basis, the Company compares actual emergence of the value of newly reported claims to the value of claims expected to be reported during the period and the cumulative value since the date of the Company’s last reserve review. The expectation of reported loss emergence in the period is based on all information available to management as of the prior annual review period, which was December 31, 2003. During 2004, actual emergence of reported losses exceeded the Company’s expectation, which resulted in the Company reassessing its estimate of the ultimate amount required to settle claims on this business in calendar year 2004.

Losses and LAE for the year ended December 31, 2003 include a provision for $116.9 million resulting from increases in losses, also principally related to U.S. casualty classes of business written in 2001 and prior. Similar to 2004, the Company underestimated claim emergence trends on these classes of business.

The difficulty in anticipating the ultimate losses attributable to business written during 1997 through 2001 is due to an increase in the frequency and severity of claims, particularly in professional liability lines. This includes estimating the cost of known claims and, more importantly, estimating the cost of claims where no reports have yet been made. In addition, the ability to anticipate the ultimate value of losses is made difficult by the long period of time which elapses before an actual loss is known and determinable, particularly for professional lines where claims are often litigated to achieve a settlement. Competitive market conditions during the 1997 to 2001 period have resulted in unexpectedly prolonged emergence patterns as a result of: (i) an increasing level of deductibles, (ii) expanded coverage, (iii) expanded policy terms, and (iv) a proliferation of corporate improprieties and bankruptcies. Losses attributable to general liability and excess workers compensation classes of business during the 1997 to 2001 period have also demonstrated a higher incidence of severity due to broad coverage available under policy forms used during these periods. These factors have adversely impacted the Company’s ability to estimate losses and LAE in subsequent periods attributable to business written during this period.
4.	You disclose that the Company estimates its assumed premium, losses and claim reserves based upon information received from ceding insurance companies (“cedants”) and that a lag exists between premiums written and losses incurred and related cedant reporting to you. Please describe in disclosure type format how the risks associated with this estimation of premium, losses and loss reserves affect your financial reporting. Quantify the historical and expected impact of variations from these estimates on your financial position and results of operations. Describe the key assumptions used to arrive at your best estimate and what specific factors led you to believe this amount is most realistic. Also, tell us the following information.
Response: The Company’s estimates are characterized by the accumulation of individual judgments and assumptions applied to individual contracts or classes of business. The most significant differences experienced by the Company over time relate to unpaid losses and loss adjustment expenses, which increased $181.2 million and $116.9 million for the years ended December 31, 2004 and 2003, respectively. A more specific discussion and quantification of adverse development of loss reserves is discussed in the Company’s MD&A. The comments are noted and we intend to provide additional disclosure within the Company’s MD&A. The disclosure below is intended to be supplemental to the disclosure we have provided above in response to questions 1, 2 and 3.

Disclosure: The Company’s estimates are based on contract and policy terms. Estimates are based on information typically received in the form of a bordereau, broker notifications and/or discussions with ceding companies. These estimates, by necessity, are based on assumptions regarding numerous factors. These can include premium or loss trends which can be influenced by local conditions in a particular region or other economic factors and legal or legislative developments which can develop over time. The risk associated with estimating the performance under the Company’s contracts with its ceding companies is the impact of events or trends that could not have been reasonably anticipated at the time the estimates were performed. The Company’s business is diversified across ceding companies and there is no individual ceding company which represents more than 4% of the Company’s gross premiums written in 2004. As a result, the Company believes the risks of material changes over time are mitigated.
a.	The time lag from when this information is reported to the cedant to when this information is reported to you and whether, how and to what extent this time lag effects your estimates;
Response: In most cases, we are not provided with information which identifies the time lag from when information is reported to the cedant to when it is reported to the Company. Proportional reinsurance contracts under which the Company assumes business generally require the ceding company to report information on a quarterly or monthly basis. Information reported under excess of loss reinsurance contracts is received based on the occurrence of losses. The Company does not believe that the time lag from when information is reported to the ceding company to when it is reported to the Company materially affects estimates made by the Company over the course of the contract term. Based on this information, we do not intend to include additional disclosure.
b.	The amount of any backlog related to the processing of this information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

Response: There is no undue delay in processing information received from cedants. The Company’s financial position anticipates a lag in reporting of information by cedants to the Company. Based on this information, we do not intend to include additional disclosure.
c.	What process management performs to determine the accuracy and completeness of the information received from cedants;
Disclosure: The Company reviews information received from cedants for reasonableness based on past experience with the particular ceding company or the Company’s general experience across the subject class of business. The Company also queries information provided by cedants for reasonableness. Reinsurance contracts under which the Company assumes business generally contain specific provisions which allow the Company to perform audits of the ceding company to ensure compliance with the terms and conditions of the contract, including accurate and timely reporting of information.
d.	Whether management uses internally generated historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from cedants; and
Disclosure: The Company primarily relies on an internally developed analysis of historical loss information reported by our cedants as a means of monitoring changes in loss trends and to establish its estimate of loss reserves, including amounts attributable to incurred but not reported claims.
e.	How management resolves disputes with cedants and how often disputes occur.
Disclosure: Upon receipt of claims notices from cedants, OdysseyRe reviews the nature of the claim against the scope of coverage provided under the contract. Questions arise from time to time regarding the interpretation of the characteristics of a particular claim measured against the scope of contract terms and conditions. Reinsurance contracts under which the Company assumes business generally contain specific dispute resolution provisions in the event that there is a coverage dispute with the ceding company. OdysseyRe does not believe that it has a material amount of formal disputed claims with cedants, although the resolution of any individual dispute may impact estimates of ultimate claim liabilities.
Results of Operations, page 47
5.	An objective of MD&A is to provide information about the quality and potential variability of earnings and cash flow to facilitate investors’ determination of the likelihood that past performance is indicative of future performance. Your discussion of loss and loss adjustment expenses appears to be on a net basis and excludes discussion of the net impact of your whole account stop loss retrocessional arrangement, which appears to have been significant in 2004 (i.e., a reduction in pre tax income by $47 million). Please provide us this information in disclosure type format.

Response: The comment is noted and we intend to provide additional disclosure within the Company’s MD&A, updated for events in 2005, as follows:

Disclosure: Ceded premiums written, relating to the whole account stop loss treaties, for the year ended December 31, 2004 decreased by $71.6 million, or 92.4%, to $5.9 million from $77.5 million for the year ended December 31, 2003. The decline in premiums ceded in 2004 to the whole account stop loss treaties is as a result of a lower level of losses ceded to the treaties in 2004 as compared to 2003 upon which additional premiums are due.

Net premiums earned for the year ended December 31, 2004 were reduced by $6.6 million in premiums ceded to the Company’s whole account stop loss treaties, which represents a decrease of $70.1 million, or 91.4%, from $76.7 million for the year ended December 31, 2003.

Losses and loss adjustment expenses for the year ended December 31, 2004 were reduced by $5.1 million ceded to the Company’s whole account stop loss treaties, which represents a decrease of $95.3 million, or 94.9%, from $100.4 million for the year ended December 31, 2003. Amounts recorded in 2004 were ceded to the Company’s 2001 whole account stop loss treaties, and were attributable to adverse loss development on U.S. casualty business written in 2001. Losses and loss adjustment expenses of $100.4 million recognized in 2003 were ceded to the following whole account stop loss treaties relating to prior period losses which emerged in 2003: (i) $65.9 million ceded to the 2001 aggregate excess of loss treaty, principally due to the 2001 World Trade Center disaster, (ii) $39.0 million ceded to the 2000 aggregate excess of loss treaty, principally due to adverse loss development on U.S. casualty business written in 2000, and (iii) a benefit of $4.5 million, which largely represents favorable development from business written in prior years that was previously ceded.

Interest expense on funds held relating to the whole account stop loss treaties was $20.1 million for the year ended December 31, 2004, representing a decrease of $4.8 million, or 19.2%, from $24.8 for the year ended December 31, 2003. The lower amount of interest expense was due to reduced amounts ceded to the treaties in 2004, which resulted in lower interest expense associated with ceded amounts during the period.
6.	We note that you recorded other than temporary investment losses in 2003, amounting to $59 million. Please provide the following information in disclosure type format:
a.	Identify how this impairment charge was measured, and the related circumstances giving rise to the loss.

Response: Of the total $59 million impairment charge, $58 million was related to a company-specific issue relating to the issuer of the underlying security which did not impact the Company’s overall investment portfolio. The issuer filed for bankruptcy during the period, which caused a substantial drop in the market value of its securities relative to our cost. The impairment charge was measured based on the market value of the securities. Based on this information, the Company does not intend to make additional disclosure.
b.	Describe whether, and how, those circumstances impact other material investments held and your expected liquidity and capital resources.

Response: The impairment was almost exclusively limited to a single investment as discussed in 6(a). The circumstances which caused the decline in the value of the security were specific to the issuer and did not have an impact on other material investments held. The impairment does not materially impact the Company’s expected liquidity and capital resources. Based on this information, the Company does not intend to make additional disclosure.
c.	Describe the carrying value of non-traded securities and the methodology used to estimate their fair value, including material assumptions made and factors considered.

Response: The comment is noted and we intend to provide additional disclosure within the Company’s MD&A, updated for events in 2005, as follows:

Disclosure: At December 31, 2004, OdysseyRe’s holdings of financial instruments without quoted prices, i.e., “non-traded investments”, consisted of two collateral loans totaling $26.0 million, or 0.4% of invested assets. These collateral loans were recorded and valued at their unpaid principal balances as of December 31, 2004. We routinely evaluate the carrying value of these investments by reviewing the borrower’s current financial position and payment schedules that report the timeliness of interest and principal payments.

Common stock of affiliates, limited partnerships and investment funds are recorded under the equity method of accounting, based on the underlying financial statements of the investee. The Company routinely evaluates the carrying value of these investments by reviewing, among other things, each investee’s operating performance, asset quality and financial strength relative to companies operating in similar sectors, and the current financial environment.

d.	Describe the key assumptions made and factors considered in reaching the conclusion that the decline below cost at December 31, 2004 by investment category is not other-than-temporary.

Response: Each security was reviewed to determine if any factors considered in the valuation of the security would warrant an other-than-temporary impairment. The criteria contained in EITF03-1 and FAS 115-1 were considered and the Company determined that the decline below cost of these securities was not other-than-temporary as of December 31, 2004. The Company intends to provide additional disclosure within its MD&A, updated for events in 2005, as follows:

Disclosure: Management uses information which is currently available in determining whether the underlying value of the securities supports the carrying value of the securities at that time. The decision to impair a security is based on an analysis of the underlying economic value of the securities based on (i) the issuer’s current financial position, (ii) general and specific market and industry developments, (iii) an assessment of its projected financial performance, including an assessment of the impact of specific company factors, and (iv) current and historical valuation parameters.

e.	Describe the risks and uncertainties inherent in the assessment methodology, including the impact on future earnings and financial position should management later conclude that securities with an unrealized loss contain other-than-temporary impairment.

Response: The comment is noted and we intend to provide additional disclosure within the Company’s MD&A, as follows:

Disclosure: The facts and circumstances involved in making a decision regarding an other-than-temporary-impairment are those which exist at that time. Should the facts and circumstances change such that an other-than-temporary impairment is considered appropriate, the Company will recognize the impairment as a realized investment loss in its statement of operations, with a corresponding decrease in unrealized loss, resulting in no net effect on OdysseyRe’s financial position. Upon the disposition of a security where an other-than-temporary impairment has been taken, the Company will record a gain or loss that reflects the impairment previously taken.
7.	We note that your realized capital gains increased significantly in 2003 due to the sale of fixed income securities that had appreciated in value. Please describe more fully in disclosure type format the basis for your decision to sell these securities. Include a description of management’s investment strategy in response to certain economic conditions, e.g. low interest-rate environment, and the impact this will have on your investment portfolio. Include in your discussion the impact that these economic conditions may have on your results of operations, i.e. realized gains or losses and investment income, and liquidity.

Response: The comment is noted and we intend to provide additional disclosure within the Company’s MD&A, updated for similar trends and events in 2005, as follows:

Disclosure: During 2003, the Company sold fixed income securities in anticipation of a rising interest rate environment and, as a result, recognized net realized investment gains of $161.9 million. These gains represented 79.8% of the Company’s total net realized investment gains during 2003. The Company viewed the U.S. Federal Reserve’s policy of aggressive monetary easing as nearing an end and saw signs of economic acceleration that would increase the demand for credit, which would likely result in a rising interest rate environment and a decrease in bond prices. The proceeds from the sales of fixed income securities were largely invested in cash and cash equivalents, providing the Company with greater liquidity and an opportunity to earn a higher amount of investment income on cash from any potential increase in interest rates.

While the Company does not seek to predict the future level of interest rates, it will consider the impacts of current and expected economic conditions, including fiscal and monetary policy, political climate and other factors that influence the macroeconomic environment. Changes in these conditions can affect the Company’s investment posture, including the allocation across asset categories and decisions on individual securities. This in turn can have an impact on the Company’s results of operations through changes in the fair value of the fixed income portfolio and the amount of realized and unrealized gains or losses.
Liquidity and Capital Resources, page 53
8.	Disclosure of the impact of known trends, demands, commitments and uncertainties on your liquidity and capital resources is consistent with the objectives of Management’s Discussion and Analysis. We note that you do not discuss the impact of known trends in your cash flows or unexpected variations in the timing of claim payments on future liquidity and results of operations. This disclosure appears to be particularly important given the high degree of your reliance upon reinsurance to manage liquidity and capital resources and the claim severity inherent in your business. Please provide this information in disclosure type format.

Response: The comment is noted and we intend to provide additional disclosure within the Company’s MD&A, updated for amounts in 2005, as follows:

Disclosure: The Company seeks to maintain sufficient liquidity to satisfy the timing of projected claim payments and operating expenses. The estimate of claim payments is inherently uncertain and the timing and ultimate amount of actual claim payments will vary based on the frequency and severity of losses across various lines of business. Claim payments can accelerate due to a variety of factors, including losses stemming from catastrophic events, which are typically paid out in a short period of time, legal settlements or emerging claim issues. The Company estimates claim payments, net of associated reinsurance recoveries, of approximately $900 million during 2005. The timing and certainty of associated reinsurance collections which may be due to the Company can add uncertainty to the Company’s liquidity position to the extent amounts are not received on a timely basis. As of December 31, 2004, the Company maintained cash and cash equivalents of approximately $1.4 billion, which is readily available for expected claim payments. In addition, the Company’s liquidity is enhanced through the collection of premiums on new business written through the year. The Company believes its cash resources, together with readily marketable securities, are sufficient to satisfy expected payment obligations, including any unexpected acceleration in claim payments or timing differences in collecting reinsurance recoverables.
Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 69
9.	Please describe in disclosure type format the income recognition methods for reinsurance assumed, as required by paragraph 27 of SFAS 113.

Response: The comment is noted and we intend to provide additional and amended disclosure within the Company’s financial statements, as follows:

Disclosure: Reinsurance assumed gross premiums written and related costs are based upon reports received from ceding companies. Premium estimates are made at the individual contract level. Where reinsurance assumed gross premiums written have not been reported by the ceding company, they are estimated based on estimates received from the ceding company, together with historical patterns and experience from the ceding company and judgments of the Company. Subsequent adjustments to gross premiums written, based on actual results or revised estimates from the ceding company, are recorded in the period in which they become known. Reinsurance assumed gross premiums written related to proportional treaty business are established on a basis that is consistent with the coverage periods under the terms of the underlying insurance contracts. Reinsurance assumed gross premiums written related to excess of loss and facultative reinsurance business are established over the coverage term of the contracts, which generally have a term of one year. Unearned premium reserves are established for the portion of reinsurance assumed gross premiums written to be recognized over the remaining contract period. Unearned premium reserves related to proportional treaty contracts are computed based on reports received from ceding companies which show premiums written but not yet earned. Premium adjustments made over the life of the contract are recognized as earned premiums based on the applicable contract period to which they apply.

Reinsurance premiums ceded are earned on a proportional basis over the term of the applicable retrocession contract. Unearned premium reserves are established for the unexpired portion of reinsurance ceded. Premiums earned and the change in unearned premiums are reported net of reinsurance ceded in the Company’s consolidated statements of operations. Prepaid reinsurance premiums ceded are reported as assets.

Deposit Assets and Liabilities

The Company may enter into certain contracts that do not meet the risk transfer provisions of Statement of Financial Accounting Standards No. 113 “Accounting for Reinsurance of Short-Duration and Long-Duration Contracts.” These contracts are accounted for using the deposit accounting method in accordance with Statement of Position 98-7 “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Risk.” For such contracts, the Company records the amount of consideration received at the inception of the contract as a deposit liability. Revenue earned by the Company is recognized over the term of the contract, with any unearned portion recorded as a component of deposit liabilities until such time it is earned. The ultimate liability under these contracts is estimated and the liability initially established, which represented consideration received, is increased or decreased over the term of the contracts. The change during the period is recorded in other income (loss) in the Company’s Consolidated Statements of Operations, where decreases in the ultimate liability are shown as other income, and increases in the ultimate liability are shown as other loss. Consideration received is included in invested assets and the related investment income on the assets is included in investment income. In cases where cedants retain the consideration on a funds held basis, the Company records those assets as deposit assets and records the related investment income on the assets in the Company’s Consolidated Statements of Operations as investment income.
Note 3. Business Combinations, page 73
10.	Please tell us in disclosure type format the impact on operating results of the sale of First Capital to Fairfax Asia Limited and refer us to the technical guidance upon which you based your accounting for this transaction.

Response: The Company has accounted for the sale of its 97.7% interest in First Capital Insurance to Fairfax Asia Limited in accordance with Financial Accounting Standards Board No. 141 “Business Combinations.” We intend to update our disclosure within the Company’s financial statements and related MD&A, updated for amounts in 2005, as follows:

Disclosure: On October 1, 2004, OdysseyRe exchanged all of its common shares of First Capital Insurance Ltd. (“First Capital”), which represented 97.7% of the total common stock of First Capital, for Class B non-voting common shares of Fairfax Asia Limited (“Fairfax Asia”), representing a 45.0% interest in Fairfax Asia. Following the transaction, Fairfax Asia owns 100% of the common stock of First Capital. The transaction valued the Company’s interest in First Capital at $38.6 million, which was based on its GAAP shareholders’ equity at September 30, 2004, subject to certain adjustments, in exchange for Class B shares of Fairfax Asia based on its fair value at September 30, 2004. In recording the exchange, there was no gain or loss recorded by OdysseyRe. Fairfax Financial Holdings Limited owns the remaining Class A and Class B common shares of Fairfax Asia. Prior to the exchange, the Company’s interest in First Capital was consolidated in the Company’s financial statements. Following the exchange, the Company records its investment in Fairfax Asia in accordance with the equity method of accounting. The results of First Capital, including its underwriting activity, will now be reflected in OdysseyRe’s investment income through its proportionate share of the net income of Fairfax Asia.
Note 5. Retrocessions, page 80
11.	While your reserve for uncollectible reinsurance recoverables amounted to $5.9 million at December 31, 2004, your reinsurance recoverables amounted to $1.182 billion. Please describe in disclosure type format the concentration of credit risk inherent in your reinsurance recoverables, including the identity of your principal reinsurers, their A.M. Best Rating, the amount of reinsurance recoverables from each company and the related security.

Response: Please note that the reserve for uncollectible reinsurance of $5.9 million at December 31, 2004 referred to in comment #11 pertains solely to premiums which are receivable from the Company’s reinsurance customers where it assumes a portion of their business. This amount is more appropriately discussed in a separate note to the extent it is material in the current period and, for clarity, discussion of this item will be eliminated from the discussion of reinsurance recoverables. The reserve for uncollectible reinsurance recoverables on reinsurance purchased by the Company, measured against reinsurance recoverables of $1.182 billion at December 31, 2004, was $33.0 million, as disclosed in note #5 to the Company’s financial statements (Retrocessions). We intend to provide additional disclosure within the Company’s financial statements and related MD&A, updated for amounts in 2005, as follows:

Disclosure: OdysseyRe’s ten largest reinsurers represent 56.1% of its total reinsurance recoverables at December 31, 2004. Amounts due from all other reinsurers are diversified, with no other individual reinsurer representing more than $20.5 million at December 31, 2004, and the average balance is less than $2 million. The following table shows the total amount which is recoverable from each of OdysseyRe’s ten largest reinsurers for paid and unpaid losses at December 31, 2004, the affiliation of each reinsurer, the amount of collateral held, and each reinsurer’s A.M. Best rating.

			Reins	Percent		AM Best
	Reinsurer ($ in millions)	Group	Recov.	of Total	Collateral	Rating
1	nSpire Re Limited	Fairfax Financial	$177.4	15.0%	$178.1	NA

2	Underwriters Reinsurance Company (Barbados) Incorporated	Swiss Re	136.5	11.5%	152.2	NA
3	London Life & General Reinsurance Company, Limited	Great-West Life	72.0	6.1%	76.7	A
4	Lloyd’s of London	Lloyd’s	69.4	5.9%	0.4	A
5	London Life & Casualty Reinsurance Corporation	Great-West Life	48.2	4.1%	45.6	A
6	Swiss Reinsurance America Corporation	Swiss Re	40.9	3.5%	1.9	A +
7	Federal Insurance Company	Chubb	38.4	3.2%	—	A ++
8	GE Frankona Reinsurance Limited	GE/Swiss Re	30.5	2.6%	—	A
9	Transatlantic Reinsurance Company	AIG	28.0	2.4%	—	A ++
10	Hannover Rueckversicherungs — Aktiengesellshaft	Hannover	21.9	1.9%	—	A

	Sub-total		$663.1	56.1%	$454.9
	All Other		518.9	43.9%	164.6

	Total		$1,182.0	100.0%	$619.5

Several individual reinsurers are part of the same corporate group. The Company’s largest reinsurance recoverable, prior to considering collateral held, is from Fairfax, which owns

80% of OdysseyRe (see note 6 — Related Party Transactions). The following table shows the five largest aggregate amounts which are recoverable from all individual entities which form part of the same corporate group at December 31, 2004 and the amount of collateral held from each group.

	($ in millions)	Reinsurance Recoverable	Percent of Total	Collateral
1	Fairfax Financial	$221.3	18.7%	$221.2
2	Swiss Re	203.2	17.2%	154.3
3	Great-West Life	120.3	10.2%	122.3
4	Lloyd’s	69.4	5.9%	0.4
5	General Electric	48.7	4.1%	0.1

	Sub-total	$662.8	56.1%	$498.3
	Other	519.2	43.9%	121.2

	Total	$1,182.0	100.0%	$619.5

12.	You indicate that application of security, approximating $620 million and consisting primarily of trust accounts and letters of credit, significantly reduces the exposure relating to your reinsurance recoverables at December 31, 2004. Please provide in disclosure type format an expanded description of this collateral, including the types of assets securing this collateral, any restrictions on your access to these assets, the issuers of these letters of credit and their relationship to Fairfax and its affiliates.

Response: The issuers of the letters of credit are nationally recognized banking institutions, also recognized by the National Association of Insurance Commissioners, that are independent of Fairfax and its affiliates. We intend to provide additional disclosure within the Company’s financial statements and related MD&A, updated for amounts in 2005, as follows:

Disclosure: The Company is the beneficiary of letters of credit, cash, and other forms of collateral to secure certain amounts due from its reinsurers. The total amount of collateral held by the Company at December 31, 2004 is $619.5 million, which represents 52.4% of the total amount of reinsurance recoverables, comprised of the following forms of collateral:

Form of Collateral	Amount	% of Recoverable
Letters of credit	$406.3 million	34.3%
Funds withheld from reinsurers	180.4 million	15.3%
Trust agreements	32.8 million	2.8%

Total	$619.5 million	52.4%

Each reinsurance contract between the Company and the reinsurer describes the losses which are covered under the contract and terms upon which payments are to be made. The Company generally has the ability to utilize collateral to settle unpaid balances due under its reinsurance contracts when it determines that the reinsurer has not met its contractual obligations. Letters of credit are for the sole benefit of OdysseyRe to support the obligations of the reinsurer, providing OdysseyRe with the unconditional ability, in its sole discretion, to draw upon the letters of credit in support of any unpaid amounts due under the relevant contracts. Cash and investments supporting funds withheld from reinsurers are included in the Company’s invested assets. Funds withheld from reinsurers are typically used to automatically offset payments due to the Company in accordance with the terms of the relevant reinsurance contracts. Amounts held under trust agreements are typically comprised of cash and investment grade fixed income securities and are not included in the Company’s invested assets. The ability of the Company to draw upon funds held under trust agreements to satisfy any unpaid amounts due under the relevant reinsurance contracts is typically unconditional and at the sole discretion of the Company.
13.	We note that to manage your reinsurance exposures you use whole account stop loss retrocessional agreements, which include provisions for additional premium based on future loss activity. These agreements appear to contain multi-year terms and sharing of operating results. Please provide an expanded description in disclosure-type format of the terms of these arrangements and tell us your basis for concluding that the transfer of risk implicit in these arrangements met the requirements of SFAS 113. We note that these arrangements produced a pre tax loss of $20.9 million and a pre tax gain of $24.5 million in 2003. Explain the factors causing this significant variation in operating results.

Response: Each of the whole account stop loss agreements, which are also referred to as aggregate excess of loss treaties, stands alone and covers business written during a specified period of time. At the inception of each of these agreements, OdysseyRe verified that the risk transfer characteristics of these agreements, based on their contract terms and conditions, met the requirements of SFAS 113. In testing the contracts at inception, the limits embedded in each contract and the expected timing of payment of premiums and losses, including the probability of additional premiums due, were considered and it was determined that there was sufficient probability of a sufficient loss to meet the requirements of SFAS 113. It should also be noted that the actual inception to date loss experience on many of these contracts further substantiates the risk transfer characteristics of the contracts. A discussion of the factors causing a variation in year to year operating results is included below. We intend to provide additional disclosure within the Company’s financial statements and related MD&A, updated for events and amounts in 2005, as follows:

Disclosure: In each calendar year, the Company has the ability to cede losses attributable to certain prior periods to aggregate excess of loss treaties to the extent there are limits remaining for the period. These treaties cover business written or incepting during a defined period of time, which is typically twelve months. Subject to certain limits, the Company has the ability to cede losses that are attributable to the covered period until all applicable losses are paid and settled, which is typically in excess of 10 years beyond the covered period, or until the contract is terminated by the Company. The ability of the Company to cede losses in any given calendar year that are attributable to prior periods will depend on the nature of the risk which generated the loss, the time period from which the losses originate and whether there are limits remaining covering the subject period. Losses attributable to prior periods are ceded to the treaties and recorded in the period in which they become known to the Company. Additional premiums, if any, are determined and recorded in the period when losses are ceded. When additional premiums are due on ceded losses, the interest on the funds attributable to the additional premiums ceded is typically calculated based on the inception period of the contract and the cumulative interest expense is recognized in the period when additional premiums are due.

For the twelve months ended December 31, 2004, the Company ceded $5.1 million of losses and loss adjustment expenses, primarily to its 2001 aggregate excess of loss treaty. These losses, which emerged in 2004, were attributable to adverse loss development on casualty business written in 2001. For the twelve months ended December 31, 2003, the Company ceded total losses and loss adjustment expenses of $100.4 million relating to prior period losses which emerged in 2003, which included (i) $65.9 million ceded to the 2001 aggregate excess of loss treaty, principally due to the 2001 World Trade Center disaster, (ii) $39.0 million ceded to the 2000 aggregate excess of loss treaty, principally due to adverse loss development on U.S. casualty business written in 2000, and (iii) a benefit of $4.5 million which largely represents favorable development from business written in prior years that was previously ceded. The higher level of losses ceded to the Company’s aggregate excess of loss treaties during 2003 as compared to 2004 resulted in a benefit to net income in 2003 as compared to a net loss in 2004. Losses ceded to the Company’s aggregate excess of loss treaties in 2004 represented 2.7% of total adverse loss development recognized during 2004 while losses ceded to the Company’s aggregate excess of loss treaties in 2003 represented 46.2% of total adverse loss development during 2003.
Note 12. Commitments and Contingencies, page 96
14.	We note that your statement that this footnote includes disclosure required by Item 303(a)(4) of Regulation S-K relating to off-balance sheet arrangements. Please provide in disclosure type format a description of the business purpose of these off-balance sheet arrangements and their importance to your liquidity, capital resources, credit risk support or other benefits. For example, we note that while you replaced nSpire Re under the November 2002 Funding Agreement with Advent, nSpire Re has indemnified you against any drawdown on the pledged assets and you have the right to withdraw funds at any time upon 180 days advance notice to nSpire Re.

Response: It should be noted that disclosure of contingent obligations with affiliates is made, even in cases where the obligation is not material to the liquidity or capital resources of the Company. We intend to provide additional disclosure, with amendments as appropriate, within the Company’s financial statements and MD&A, updated for events during 2005, as follows:

Disclosure:

a. Ranger Insurance Company (“Ranger”): Assumption of Liability Endorsements

The endorsement by Clearwater allowed Ranger to provide additional security to its customers as a result of Clearwater’s financial strength ratings and capital resources. This agreement to provide the endorsement was provided by Clearwater while each company was 100% owned by Fairfax. At the inception of the agreement, no consideration was received by OdysseyRe. Ranger paid OdysseyRe $0.1 million in 2004 related to this agreement. There were no amounts received from Ranger prior to 2004. OdysseyRe believes that the financial resources of Ranger provide adequate protection to support its liabilities in the ordinary course of business. OdysseyRe does not consider its potential exposure under this guarantee to be material to its liquidity and capital resources.

b. Compagnie Transcontinentale de Reassurance (“CTR”): Guarantee

The guarantee was provided by OdysseyRe to facilitate the transfer of the renewal rights to CTR’s business, together with certain CTR employees, to OdysseyRe in 2000 in order to further expand OdysseyRe’s international reinsurance business. There were no amounts received from CTR under the guarantee. OdysseyRe did not provide any direct consideration for the renewal rights to the business of CTR. Although CTR’s liabilities were assumed by Fairfax subsidiaries, the guarantee is limited to liabilities attaching to the policies written by CTR. OdysseyRe believes that the financial resources of the Fairfax subsidiaries that have assumed CTR’s liabilities provide adequate protection to satisfy the obligations that are subject to this guarantee. OdysseyRe does not expect to make payments under this guarantee and does not consider its potential exposure under this guarantee to be material to its liquidity and capital resources.

c. Pledge on Behalf of Lloyd’s Syndicate 1218

The pledge of assets in support of Syndicate 1218 provides OdysseyRe with the ability to participate in writing business through Lloyd’s, which remains an important part of the Company’s business. The financial results of Syndicate 1218 are consolidated in OdysseyRe’s financial statements. The Company believes that Syndicate 1218 maintains sufficient liquidity and financial resources to support its ultimate liabilities and the Company does not anticipate that the pledged assets will be utilized.

d. Falcon Insurance (Hong Kong) Limited (“Falcon”): Guarantee

The guarantee by Odyssey America was made to assist Falcon in writing business through access to OdysseyRe’s financial strength ratings and capital resources. OdysseyRe is paid a fee for this guarantee and was given the option to reinsure a portion of the business written by Falcon. OdysseyRe believes that the financial resources of Falcon provide adequate protection to support its liabilities in the ordinary course of business. OdysseyRe does not consider its exposure under this guarantee to be material to its liquidity and capital resources.

OdysseyRe will review its participation under the guarantee at the expiration of the option to reinsure Falcon’s business.

e. Pledge on Behalf of Advent Capital Holdings PLC

Odyssey America pledged, for the benefit of Lloyd’s, the U.S. dollar equivalent of £110 million of investments in support of underwriting activities through 2005 of Advent Capital (Holdings) PLC (“Advent”). The capital resources of Advent are first available to support any amounts which may ultimately become subject to OdysseyRe’s pledge of assets. OdysseyRe believes that the financial resources of Advent provide adequate protection to support its liabilities in the ordinary course of business. In consideration of Odyssey America making the pledge, nSpire Re agreed to pay Odyssey America a fee equal to 2.0% per annum of the pledged assets, which the Company considers to be representative of commercial market terms. The pledge of assets is not considered material to the Company’s liquidity and capital resources.

f. Agreement to Provide a Guarantee on Behalf of Cheran Enterprises Private Limited (“CEPL”)

In connection with OdysseyRe’s 45% equity interest in CEPL, Odyssey America agreed to provide a guarantee, secured by a pledge of certain assets, for a credit facility to be established by CEPL of up to $65 million. The purpose of the guarantee is to assist CEPL in developing real estate properties in India, in which OdysseyRe has an equity interest, for investment purposes. The conditions precedent for providing the guarantee have not been fulfilled at December 31, 2004. OdysseyRe does not consider its potential exposure under this guarantee, if it is ultimately provided, to be material to its liquidity and capital resources.
15.	We note that you reinsured a book of automobile residual value business with Gulf Insurance Company (“Gulf”) from 1996 through 2002. This Gulf insurance product may represent a fair value derivative instrument that lacks an identifiable insurable event other than a change in price and thus would not qualify under the SFAS 133 insurance contract exemption. Please refer us to the technical guidance upon which you based your accounting for this transaction and tell us in disclosure type format the amount of remaining reserves for this assumed business at December 31, 2004.

Response: The residual value insurance policies written by Gulf that are subject to the quota share reinsurance agreement entered into with OdysseyRe are excluded from the scope of Statement of Financial Accounting Standards No. 133 under paragraph 10(e)(2). The exclusion under paragraph 10(e)(2) applies to residual value insurance policies that are not exchange traded, based on the following: (1) payment under the insurance policy is based on the ultimate value of a specific non-financial asset (i.e., the vehicle) that is not readily convertible to cash and (2) the non-financial asset is owned by a party (i.e., the lessor) that would not benefit under the policy from an increase in the price or value of the non-financial asset (i.e., if the residual value of the vehicle increased above the amount stated in the policy, the lessor would not receive payment under the policy). Given the current dispute and active litigation with Gulf, we do not intend to disclose the exact amount of loss and loss adjustment expense reserves related to these agreements, but would propose to enhance our disclosure to provide an estimate of the Company’s potential ultimate liability in the event of an unfavorable outcome in the litigation. We intend to provide additional disclosure within the Company’s financial statements and MD&A, updated for amounts in 2005, as follows:

Disclosure: The Company participated in providing quota share reinsurance to Gulf Insurance Company from January 1, 1996 to December 31, 2002, under which Gulf issued policies that guaranteed the residual value of automobiles leases incepting during this period (“Treaties”). Among the remedies OdysseyRe seeks is rescission of the Treaties. OdysseyRe is vigorously asserting its claims and defending itself against any claims asserted by Gulf. In the event of an unfavorable outcome in this litigation, it is estimated that the Company’s potential ultimate liability under the Treaties would range between $35 to $40 million after taxes. If the Company is ultimately found to be liable for all or a portion of this amount, any such amount will be recorded in the period in which it is judicially determined. It is not possible to make any determination regarding the likely outcome of this matter at this time.
16.	Please describe in disclosure type format your accounting and financial statement classification for amounts placed on deposit at Lloyd’s on behalf of Advent and in connection with your direct participation in the Lloyd’s Market.

Response: We intend to provide additional disclosure as follows:

Disclosure: Securities placed on deposit with Lloyd’s pledged in support of the Company’s participation in Lloyd’s Syndicate 1218 consist of cash and cash equivalents, together with United States Treasury bonds. These securities may be substituted with other securities at the discretion of OdysseyRe, subject to approval by Lloyd’s. The securities are carried at fair value under Investments and Cash in OdysseyRe’s financial statements and are classified as available for sale. Interest earned on the securities is included in investment income.

Securities placed on deposit with Lloyd’s pledged in support of Advent’s underwriting activities through 2005 consist of United States Treasury bonds. The securities are carried at fair value under Investments and Cash in OdysseyRe’s financial statements and are classified as available for sale. Interest earned on the securities is included in investment income.
17.	We note that you do not expect the 2005 resolution of litigation associated with your excess of loss retrocessional contract to be material. Please describe in disclosure type format the impact on your 2004 operating results of the related commutation of this retrocessional contract.

Response: At December 31, 2004, OdysseyRe entered into commutation and release agreements that provided for the final settlement of this matter. Court confirmation of the settlement was required and was granted during the first quarter of 2005. The terms of the settlement are subject to a confidentiality agreement between the parties. Following the settlement, OdysseyRe recorded a net benefit of $0.7 million before taxes in its 2004 financial results. Subsequent disclosure of the settlement was included in the first quarter of

2005 (see below). Given that the settlement was not material to the Company’s results and subsequent disclosure of the settlement was made in the Company’s March 31, 2005 10-Q, we do not believe additional disclosure is necessary.

Disclosure in March 31, 2005 10-Q: In October 2002, a dispute between Odyssey America and a retrocessionaire arose from an excess of loss retrocessional contract pursuant to which the retrocessionaire reinsured Odyssey America for certain exposures assumed by Odyssey America from a third party insurer. At December 30, 2004, Odyssey America entered into commutation and release agreements that provide for the final settlement of all claims relating to this matter. The settlement, which was not material to the Company, has been confirmed by the appropriate court, and this matter is now closed.
18.	Please provide in disclosure type format a more detailed description of your participation rights in the Lloyd’s market through Newline (Syndicate 1218), including their duration, any restrictions and your obligations upon termination of these rights. We understand that accounting adjustments may be necessary in order to properly account for transactions with Lloyd’s of London under US GAAP. Explain your accounting for Lloyd’s Syndicate 1221 transactions, including how you account for the closing of an underwriting year by reinsuring outstanding claims and the related impact on your operating results for each period presented.

Response: OdysseyRe’s participation in Lloyd’s is only through Syndicate 1218, and it has no involvement in Syndicate 1221 referenced above. While Syndicate 1218 is required to submit financial information to Lloyd’s using Lloyd’s accounting conventions, its results are consolidated in the financial statements of OdysseyRe under US GAAP. Under Lloyd’s practices, an underwriting year is closed at the end of three years after its start by the reinsurance of the year’s outstanding liabilities into the following underwriting year. This is referred to as “reinsurance to close” (“RITC”), which allows a syndicate to settle liabilities and distribute any profits from the year closed. If the outstanding liabilities of a particular underwriting year are not reinsured into a subsequent underwriting year, the capital supporting the subject year must continue to support the liabilities until they are ultimately settled. As RITC transfers liabilities which originate from one underwriting year of Syndicate 1218, which is 100% owned by OdysseyRe, into another underwriting year of Syndicate 1218, which continues to be 100% owned by OdysseyRe, there is no effect on the US GAAP financial statements of OdysseyRe. These transactions are eliminated under US GAAP and have no impact on operating results. We intend to provide additional disclosure as follows:

Disclosure: OdysseyRe participates in Lloyd’s through its 100% ownership of Newline Syndicate 1218, where OdysseyRe provides 100% of the capacity for Newline Syndicate 1218. The results of Syndicate 1218 are consolidated in the financial statements of OdysseyRe. OdysseyRe has pledged cash and fixed income securities in support of its capacity at Lloyd’s. OdysseyRe has the ability to remove funds at Lloyd’s annually, subject to certain minimum amounts required to support its outstanding liabilities as determined under risk based capital models and approved by Lloyd’s. The funds used to support outstanding liabilities are adjusted annually and the obligations of OdysseyRe to support these liabilities will continue until they are settled or the liabilities are reinsured by a third party approved by Lloyd’s. OdysseyRe expects to continue to actively operate Syndicate 1218 and support its requirements at Lloyd’s.
* * * *
In connection with the foregoing responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     OdysseyRe appreciates your assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to Robert Giammarco, Executive Vice President and Chief Financial Officer, at (212) 978-2803 (direct), (203) 965-7990 (fax) or rgiammarco@odysseyre.com (e-mail).

Very truly yours,

/s/ Robert Giammarco